8-53460



RECEIVED
FEB 21 2006
160

SEC  ISSION

06003288

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

North Tower, 4th Floor, 333 Ludlow Street
(No. and Street)

Stamford (City) C.T. (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Schepis 203-961-0023 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti LLC
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas, Floor 17, New York, N.Y. 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of 17th February, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

Principal

Title

Joanne P. Rivers

Notary Public

My Commission Expires; 4-30-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PURSUIT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2005

PURSUIT PARTNERS LLC

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Pursuit Partners LLC

We have audited the accompanying statement of financial condition of Pursuit Partners LLC as of December 31, 2005 and the related statements of income and expenses and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Partners LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sraf Repetti & Co. LLP

New York, New York
February 14, 2006

PURSUIT PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 388,316
Cash, restricted	100,000
Prepaid expenses	26,980
Total Current Assets	515,296
PROPERTY AND EQUIPMENT - Net	179,589
OTHER ASSETS	
Security deposits	55,835
Total Assets	$ 750,720

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 733
Accrued commissions payable	3,739
Accrued expenses	109,314
Total Current Liabilities	113,786
MEMBERS' EQUITY	636,934
Total Liabilities and Members' Equity	$ 750,720

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Trading commissions	$ 2,992,869
Less: clearing costs	(96,622)
Net Revenues	2,896,247
EXPENSES	
Compensation, salaries and payroll taxes	1,083,186
Guaranteed payments to members	855,000
Communications and data processing	229,944
Rent	73,106
Professional fees	64,330
Consulting fees	51,331
Pension expense	84,000
Licenses and permits	17,994
Medical insurance	55,722
Automobile, travel and entertainment	76,036
Computer services	19,907
General insurance	13,941
Equipment rental	4,506
Telephone	13,328
Utilities	19,717
Professional education	3,893
Office expense	19,970
Postage and delivery	3,017
Repairs and office maintenance	15,407
Dues and subscriptions	8,461
Depreciation	39,089
Miscellaneous	13,823
Total Expenses	2,765,708
Net Income from Operations Before Other Income	130,539
OTHER INCOME	
Interest income	14,671
REALIZED GAIN (LOSS) FROM INVESTMENTS	
Net realized gain from investments	16,390
Net Income	$ 161,600

See accompanying notes to the financial statements

PURSUIT PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 161,600
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in current operating items:	
Depreciation and amortization	39,089
Increase in prepaid expenses	(5,173)
Decrease in accounts receivable	741,471
Decrease in security deposits	2,411
Decrease in accounts payable	(65,019)
Increase in accrued salaries, bonuses and other expenses	11,115
Decrease in accrued commissions payable	(290,110)
Decrease in loan receivable	4,200
Cash Used by Operating Activities	437,984
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(171,108)
Cash Used by Investing Activities	(171,108)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to former member	(150,000)
Contribution from member	30,037
Distributions to members	(768,937)
Net Cash Used by Financing Activities	(888,900)
Net Decrease in Cash	(460,424)
Cash - Beginning of Year	948,740
Cash - End of Year	$ 488,316

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Total	Anthony Schepis	Frank Canelas
Members' Equity - Beginning of year	$ 1,214,234	$ 699,871	$ 514,363
Net income	161,600	91,886	69,714
Contributions	30,038	-	30,038
Distributions	(768,938)	(429,596)	(339,342)
Members' Equity - End of Year	$ 636,934	$ 362,161	$ 274,773

See accompanyting notes to the financial statements.

PURSUIT PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Pursuit Partners, LLC (the "Company") was established as a Limited Liability Company in the State of Delaware on February 7, 2001. The Company is an investment organization engaged in securities trading, and is registered with the National Association of Securities Dealers ("NASD") as an introducing broker-dealer. The Company's principal business offices are located in Stamford, Connecticut.

In 2005, the Company's activities were primarily the trading of securities between institutional clients as an introducing broker-dealer. During the year ended December 31, 2005, the Company did not carry securities accounts for customers or perform custodial functions relating to customers securities. All custodial and clearing functions are performed by another broker-dealer on a fully disclosed basis.

B. Method of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

C. Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

E. Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.

PURSUIT PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

F. Financial Risks

The Company is subject to various risk factors including credit, interest rate and market risk. Credit risk is the possibility that the Company may incur a loss from the failure of a counterparty to make payments according to the terms of a contract. The Company invests in fixed income securities which by their nature are interest rate sensitive. Changes in interest rate will affect market value of such securities. The Company's activities are concentrated in the distressed securities sector. Investment performance of the sector may impact the performance of the Company.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. At December 31, 2005, the Company's net capital computed in accordance with this rule was $374,530 compared to a minimum requirement of $100,000.

3. PROPERTY AND EQUIPMENT

Property and equipment are originally recorded at cost of acquisition and fully depreciated assets are carried on the books until the date of disposal. The Company uses the straight line method of computing its annual depreciation expense, as computed over a range of estimated useful lives of the assets. Depreciation for the year ended December 31, 2005 is $39,089. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment – At Cost

Computer equipment	$ 70,853
Furnishings	70,174
Leasehold improvements	65,779
Other equipment	45,922
	252,728
Less: accumulated depreciation	(73,139)
Property and Equipment - Net	$ 179,589

4. LEASE COMMITMENTS

A lease for the Connecticut office space was entered into as of June 10, 2005. The lease required a security deposit of $55,000 and requires monthly rental payments of $7,274, which includes electrical utilities. The lease expires on June 30, 2010. Total rent expense was $73,106 for the period ended December 31, 2005.

Future minimum lease payments obligated under this non-cancelable operating lease are as follows for the years ending:

December 31, 2006	$ 87,288
December 31, 2007	87,288
December 31, 2008	87,288
December 31, 2009	87,288
December 31, 2010	43,644

5. RETIREMENT SAVINGS PLAN

The Company has adopted a simplified employee pension plan. Under the plan, each employee who has completed three years of service is eligible to contribute an amount equal to the lesser of 25% of their earnings subject to self employment tax, or $42,000. The contributions are optional. For the year ended December 31, 2005, the Company has elected to make contributions of $84,000.

6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2005 amounted to $288,316.

7. RESTRICTED CASH

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $100,000 in cash and/or marketable securities in a proprietary account.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2005 and have issued our report thereon dated February 14, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 14, 2006

Graf Repetti & Co. LLP

PURSUIT PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2005

CAPITAL	$ 750,720
Less:	
Non-allowable assets	(262,404)
Liabilities	(113,786)
Net Capital	374,530
Minimum Net Capital Required	100,000
Excess Net Capital	$ 274,530

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER, 2005

Net capital, as reported in FOCUS report	$ 636,934
Non-allowable assets	262,404
Net capital, per audited report	$ 374,530

See accompanying notes to the financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2005, and have issued our report thereon dated February 14, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Pursuit Partners LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pursuit Partners LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Raf Repetti & Co. LLP

New York, New York
February 14, 2006